Exhibit (k)(2)

CONTRIBUTION AGREEMENT

This CONTRIBUTION AGREEMENT, dated as of June 6, 2014 (this “Agreement”), is by and among Eagle Point Credit Partners Sub Ltd., a Cayman Islands exempted company (the “Contributor”), and Eagle Point Credit Company LLC, a Delaware limited liability company (the “Company”).

WITNESSETH

WHEREAS, the Contributor desires to transfer certain assets as set forth on Schedule A (the “Contributed Assets”) to the Company in exchange for 100% of the limited liability company interests in the Company.

NOW, THEREFORE, the parties hereto, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, agree as follows:

1.             Agreement for Contribution. The Contributor hereby transfers, assigns, conveys and delivers all of its rights, title and interest in, to and under, and the Company hereby accepts and takes assignment of, the Contributed Assets as a capital contribution by the Contributor free and clear of security interests or liens in favor of third parties.

2.             Consideration. As consideration for the transfer of the Contributed Assets from the Contributor to the Company, the Company shall issue, and the Contributor shall receive, 2.5 million Units (as defined in the limited liability company operating agreement of the Company, dated April 30, 2014).

3.             Further Assurances. From time to time after the date of this Agreement, without the payment of any additional consideration, each party hereto shall execute all such instruments and take all such actions as the other party shall reasonably request in connection with carrying out and effectuating the intent and purpose hereof and all of the transactions contemplated by this Agreement.

4.             Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

5.             Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought.

6.             Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

7.             Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

8.             Counterparts; Electronic Delivery. This Agreement may be executed in two or more counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic means, such as facsimile or portable document format, shall be as effective as delivery of a manually executed counterpart of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

EAGLE POINT CREDIT PARTNERS SUB LTD.

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski
Title: Director and President

EAGLE POINT CREDIT COMPANY LLC

By:	/s/ Thomas P. Majewski
Name: Thomas P. Majewski
Title: Chief Executive Officer

[Signature Page to Contribution Agreement]

SCHEDULE A

[See Attached]